Ardagh Group S.A. – First Quarter 2017 Earnings Release

Ardagh Group S.A. (NYSE: ARD) today announced its financial results for the quarter ended March 31, 2017.

Highlights

	Three months ended (in €m except per share and ratio data)
	March 31, 2017		March 31, 2016		Change %	Change PF1%

Revenue	1,844		1,218		51%	2%
Adjusted EBITDA[2]	299		217		38%	2%
Operating cash flow	6		29		(79%)
Free cash flow	(83)		(43)		(93%)
Adjusted earnings per share (€)	0.29		0.19		53%
Net debt to LTM Adjusted EBITDA[3]	5.3	x	5.0	x
Dividend per share declared ($)[4]	0.14		-

•	Revenue increased by 51% to €1,844 million with pro forma growth of 2%;
•	Adjusted EBITDA increased by 38% to €299 million, with pro forma growth of 2%;
•	Group Adjusted EBITDA margin of 16.2%, unchanged on a pro forma basis;
•	Loss per share €0.28 (2016: profit per share €0.07);
•	Adjusted earnings per share of €0.29, up 53% on the prior year;
•	Operating cash flow of €6 million (2016: €29 million), reflecting improvements in the underlying business, offset by increased seasonality following the Beverage Can acquisition;
•	Initial public offering (“IPO”) on the New York Stock Exchange (“NYSE”) completed in March 2017;
•	€3.0 billion refinancing activity in the quarter yielding further interest savings;
•	$300 million of cash resources used to repay debt;
•	The board of directors has declared a quarterly cash dividend of $0.14 per common share, payable on May 31, 2017 to shareholders of record on May 17, 2017.

Paul Coulson, Chairman, stated, “The Group has made a positive start to the year, with continued growth in revenue and Adjusted EBITDA, complemented by further progress integrating the Beverage Can acquisition. The successful completion of the Group’s IPO, combined with timely refinancing activity, has further enhanced our capital structure and we ended the quarter with net debt of approximately five times our unchanged full year Adjusted EBITDA expectations. We remain focused on continued progress over the course of 2017.”

1 Change pro forma reflects the Beverage Can business acquisition completed June 30, 2016.
2 Adjusted EBITDA is defined on page 4 of this release.
3 2017 reflects LTM Adjusted EBITDA on a pro forma basis.
4 Payable on May 31, 2017 to shareholders of record on May 17, 2017.

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Summary Financial Information

	Three months ended March 31 (in € millions, except EPS, ratios and percentages)
	March 31, 2017		March 31, 2016

Revenue	1,844		1,218
(Loss)/profit for the period	(59)		14
Adjusted profit for the period	61		38
Adjusted EBITDA	299		217
Adjusted EBITDA margin	16.2%		17.8%
Earnings per share (€)	(0.28)		0.07
Adjusted earnings per share (€)	0.29		0.19
LTM pro forma Adjusted EBITDA	1,340		947

Net debt	7,113		4,763
Cash and available liquidity[5]	1,346		772
Net debt to LTM Adjusted EBITDA	5.3	x	5.0	x

Cash generated from operations	107		79
Operating cash flow	6		29
Free cash flow	(83)		(43)
Dividend per share declared ($)	0.14		-

Operating and Free Cash Flow

	Three months ended
	March 31,	March 31,
	2017	2016
	€m	€m
Reported Adjusted EBITDA	299	217
Movement in working capital	(181)	(122)
Capital expenditure	(109)	(64)
Exceptional restructuring paid	(3)	(2)
Operating Cash Flow	6	29
Interest paid	(76)	(66)
Income tax	(13)	(6)
Free Cash Flow	(83)	(43)

5 Included within cash and available liquidity at March 31, 2017 are net IPO proceeds (€313 million) and proceeds from notes issued on March 8, 2017, used to redeem in full the principal amount outstanding of the $415 million 6.750% Senior Notes on April 10, 2017 (€406 million).

The non-GAAP information in the above tables has been derived from the Consolidated Interim Financial Statements and related notes.

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Financial Performance Review

Bridge of 2016 reported revenue to 2017 reported revenue

	Three months ended March 31

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	€m	€m	€m	€m	€m
Reported revenue 2016	384	91	321	422	1,218
Acquisition	295	289	-	-	584
Pro forma revenue 2016	679	380	321	422	1,802
Organic	19	10	9	10	48
Reclassification	-	-	-	(11)	(11)
FX translation	(10)	15	(11)	11	5
Reported revenue 2017	688	405	319	432	1,844

Bridge of 2016 reported Adjusted EBITDA to 2017 reported Adjusted EBITDA

	Three months ended March 31

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	€m (except percentages)	€m (except percentages)	€m (except percentages)	€m (except percentages)	€m (except percentages)
Reported Adjusted EBITDA 2016	59	10	63	85	217
Acquisition	46	29	-	-	75
Pro forma Adjusted EBITDA 2016	105	39	63	85	292
Organic	1	4	3	(1)	7
FX translation	(2)	2	(2)	2	-
Reported Adjusted EBITDA 2017	104	45	64	86	299

Reported Adjusted EBITDA 2017 margin	15.1%	11.1%	20.1%	19.9%	16.2%
Pro forma Adjusted EBITDA 2016 margin	15.5%	10.3%	19.6%	20.1%	16.2%

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Group
Revenue in the quarter ended March 31, 2017 increased by 51% to €1,844 million, compared with the same period last year. Revenue growth principally reflected the Beverage Can Acquisition, completed on June 30, 2016, as well as organic growth of 3%.  First quarter Adjusted EBITDA of €299 million increased by 38%, compared with the same period last year. Growth reflected a contribution from the Beverage Can Acquisition, as well as pro forma growth of 2% compared with the same period last year.

Metal Packaging Europe
Revenue increased by 79%, to €688 million in the three month period ended March 31, 2017, compared with the same period last year. Growth reflected the inclusion of the Beverage Can Acquisition, as well as 3% or €19 million organic growth, partly offset by €10 million adverse currency translation effects. Adjusted EBITDA increased by 76% to €104 million in the three month period ended March 31, 2017, compared with the same period last year. Growth in Adjusted EBITDA reflected the Beverage Can Acquisition, as well as pro forma constant currency growth of 1%.

Metal Packaging Americas
Revenue increased by 345% to €405 million in the first quarter of 2017, compared with the same period last year. Revenue growth reflected a 3% organic increase and the inclusion of the Beverage Can Acquisition, as well as positive foreign currency translation effects. Adjusted EBITDA increased by €35 million to €45 million in the quarter ended March 31, 2017, compared with the same period last year. Growth primarily reflected a €29 million increase from the Beverage Can Acquisition, as well as 10%organic Adjusted EBITDA growth and positive foreign currency translation effects.

Glass Packaging Europe
Revenue declined by 1% to €319 million in the three month period ended March 31, 2017, compared with the same period last year, as organic volume growth was offset by adverse currency translation effects. Adjusted EBITDA for the quarter increased by 2% to €64 million in the first quarter, compared with the same period last year, with growth of 5% at constant currency rates.

Glass Packaging North America
Revenue increased by 2% to €432 million in the first quarter, compared with the same period last year.  On a constant currency basis, revenue was marginally lower. Adjusted EBITDA increased by 1% to €86 million in the first quarter, compared with the same period in 2016. Excluding a positive currency translation effect of €2 million, Adjusted EBITDA was marginally lower than the same period last year.

Financing Activity
In March, the Group completed its offering of 18.63 million Class A shares at $19.00 per share on the NYSE. The Group expects to use the net proceeds of approximately $319 million for the partial redemption of the 4.250% First Priority Senior Secured Notes due 2022.

The Group took advantage of attractive financing conditions during the quarter, issuing an aggregate €3.0 billion in new notes. This included €750 million of 7-year senior secured debt at 2.75%, $715 million of senior unsecured debt at 4.25% due 2022 and $1.7 billion of 8-year unsecured debt at 5.75-6.00%. Proceeds were used, together with cash resources of $300 million, to repay all debt maturities arising prior to 2021, materially enhancing the Group’s debt maturity profile and resulting in significant annualized interest savings.

Net debt at March 31, 2017 was €7.1 billion.

Adjusted EBITDA
Adjusted EBITDA is defined as (loss)/profit for the period before income tax expense/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from us. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

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Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its first quarter 2017 earnings call for investors at 3 p.m. BST (10 a.m. ET) on April 27, 2017. Please use the following link to register for this call:

http://event.onlineseminarsolutions.com/r.htm?e=1401478&s=1&k=F6E4B8A18EA6CFD1A9CD8D89517905B2

About Ardagh Group

The Ardagh Group is a global leader in metal and glass packaging solutions, producing packaging for the world's leading food, beverage and consumer brands. It operates 109 facilities in 22 countries, employing approximately 23,500 people and has global sales of approximately €7.7 billion.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

April 27, 2017

Contacts

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

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Condensed Consolidated Interim Financial Statements

Consolidated Interim Income Statement

	Three months ended March 31, 2017			Three months ended March 31, 2016
	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m (except per share data) Unaudited	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m (except per share data) Unaudited

Revenue	1,844	-	1,844	1,218	-	1,218
Cost of sales	(1,534)	-	(1,534)	(1,006)	(3)	(1,009)
Gross profit/(loss)	310	-	310	212	(3)	209
Sales, general and administration expenses	(100)	(13)	(113)	(66)	(2)	(68)
Intangible amortization	(63)	-	(63)	(27)	-	(27)
Operating profit/(loss)	147	(13)	134	119	(5)	114
Finance expense	(121)	(81)	(202)	(83)	-	(83)
Profit/(loss) before tax	26	(94)	(68)	36	(5)	31
Income tax (charge)/credit	(10)	19	9	(17)	-	(17)
Profit/(loss) for the year	16	(75)	(59)	19	(5)	14

(Loss)/profit attributable to:
Owners of the parent			(59)			14
Non-controlling interests			-			-
(Loss)/profit for the year			(59)			14

(Loss)/profit per share:
Basic (loss)/profit for the year attributable to ordinary equity holders of the parent			(€0.28)			€0.07

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Consolidated Interim Statement of Financial Position

	March 31, 2017 €m Unaudited	December 31, 2016 €m Audited
Non-current assets
Intangible assets	3,800	3,888
Property, plant and equipment	2,916	2,927
Derivative financial instruments	95	124
Deferred tax assets	259	259
Other non-current assets	18	20
	7,088	7,218
Current assets
Inventories	1,230	1,125
Trade and other receivables	1,258	1,159
Derivative financial instruments	28	11
Restricted cash	28	27
Cash and cash equivalents	1,054	745
	3,598	3,067
TOTAL ASSETS	10,686	10,285

Equity attributable to owners of the parent
Issued capital	22	-
Share premium	1,090	136
Capital contribution	431	431
Other reserves	(282)	(324)
Retained earnings	(2,424)	(2,301)
	(1,163)	(2,058)
Non-controlling interests	1	2
TOTAL EQUITY	(1,162)	(2,056)

Non-current liabilities
Borrowings	7,900	8,142
Employee benefit obligations	906	904
Deferred tax liabilities	687	698
Related party borrowings	-	673
Provisions	49	55
	9,542	10,472
Current liabilities
Borrowings	390	8
Interest payable	105	81
Derivative financial instruments	5	8
Trade and other payables	1,602	1,534
Amounts payable to parent companies	6	-
Income tax payable	132	169
Provisions	66	69
	2,306	1,869
TOTAL LIABILITIES	11,848	12,341

TOTAL EQUITY and LIABILITIES	10,686	10,285

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Consolidated Interim Statement of Cash Flows

	Three months ended
	March 31, 2017 €m Unaudited	March 31, 2016 €m Unaudited
Cash flows from operating activities
Cash generated from operations	107	79
Interest paid	(76)	(66)
Income tax paid	(13)	(6)
Net cash from operating activities	18	7

Cash flows from investing activities
Purchase of property, plant and equipment	(106)	(62)
Purchase of software and other intangibles	(3)	(2)
Net cash used in investing activities	(109)	(64)

Cash flows from financing activities
Proceeds from borrowings	3,049	-
Repayment of borrowings	(2,818)	(2)
Proceeds from share issuance	313	-
Dividend paid	(64)	-
Early redemption premium costs paid	(54)	-
Deferred debt issue costs paid	(17)	-
Net cash inflow/(outflow) from financing activities	409	(2)

Net increase/(decrease) in cash and cash equivalents	318	(59)

Cash and cash equivalents at the beginning of the year	772	553
Exchange losses on cash and cash equivalents	(8)	(6)
Cash and cash equivalents at the end of the year	1,082	488

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Reconciliation of (loss)/profit to Adjusted EBITDA
	Three months ended
	March 31, 2017 €m	March 31, 2016 €m
(Loss)/profit for the period	(59)	14
Income tax (credit)/expense	(9)	17
Net finance expense	202	83
Depreciation and amortization	152	98
Exceptional operating items	13	5
Adjusted EBITDA	299	217

Reconciliation of (loss)/profit to Adjusted profit and EPS to Adjusted EPS

	March 31, 2017		March 31, 2016
	€m	Per share €	€m	Per share €
(Loss)/profit for the period	(59)	(0.28)	14	0.07
Total exceptional items[6]	94	0.45	5	0.02
Tax credit associated with exceptional costs	(19)	(0.09)	-	-
Intangible amortization	63	0.30	27	0.13
Tax credit associated with intangible amortization	(18)	(0.09)	(8)	(0.04)
Adjusted profit for the period	61	0.29	38	0.19

Cash generated from operations
	Three months ended
	March 31, 2017 €m	March 31, 2016 €m
(Loss)/profit for the period	(59)	14
Income tax (credit)/expense	(9)	17
Net finance expense	202	83
Depreciation and amortization	152	98
Exceptional operating items	13	5
Movement in working capital	(181)	(122)
Exceptional IPO, acquisition-related, disposal and plant start-up costs paid	(8)	(14)
Exceptional restructuring paid	(3)	(2)
Cash generated from operations	107	79

6 Total exceptional items include debt refinancing and settlement costs of €81m and costs directly attributable to the acquisition and integration of the Beverage Can Business and IPO and other transaction related costs of €13m.

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